Execution Version

Exhibit 2.2

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

December 2, 2013

Illinois Power Holdings, LLC

601 Travis, Suite 1400

Houston, Texas 77002

Attention: General Counsel

To Whom It May Concern:

Reference is made to that certain Transaction Agreement, dated as of March 14, 2013 (the “Transaction Agreement”), by and between Ameren Corporation, a Missouri corporation (“Seller”), and Illinois Power Holdings, LLC, a Delaware limited liability company (“IPH”). Capitalized terms used but not otherwise defined in this letter agreement (this “Letter Agreement”) shall have the meanings given to such terms in the Transaction Agreement.

In consideration of the mutual agreements, provisions and covenants contained in this Letter Agreement and the Transaction Agreement, the parties hereto hereby agree as follows:

1.	Accounting Close.

a.	Notwithstanding the occurrence of the Closing on a different day, solely for financial reporting purposes, the Closing shall be deemed to have occurred at 11:59 p.m. Prevailing Central Time on November 30, 2013 (the “Accounting Effective Time”).

b.	This Section 1 of this Letter Agreement relates only to the effective date and time of the Closing for financial reporting purposes and, except as otherwise specifically stated herein, will not affect the determination of the Closing or the Closing Date for any other purposes, or in any way amend, modify or waive any provision in the Transaction Agreement.

2.	Closing Statement.

a.	For purposes of the definition of “Closing Statement” in Section 1.1 of the Transaction Agreement, the reference to “as of 12:01 a.m. Prevailing Central Time on the Closing Date” shall be changed to “as of the Accounting Effective Time.”

b.	For purposes of Section 2.4(a) of the Transaction Agreement, the reference to “Closing Date” shall be changed to “Accounting Effective Time.”

c.	For purposes of Section 2.4(b) of the Transaction Agreement, the reference to “Closing Date” shall be changed to “Accounting Effective Time.”

d.	For purposes of Section 2.4(f) of the Transaction Agreement, the reference to “Closing Date” shall be changed to “Accounting Effective Time.”

3.	Applicable Amount Schedule. For purposes of the Applicable Amount Schedule, all references therein to the “Closing” and the “Closing Date” shall be changed to “Accounting Effective Time.”

4.	Target Applicable Amount. For purposes of the definition of “Target Applicable Amount” in Section 1.1 of the Transaction Agreement, the reference to “at Closing” shall be changed to “at the Accounting Effective Time.”

5.	Money Pool Agreement.

a.	For purposes of Section 5.7(a) of the Transaction Agreement, each party hereto agrees that Seller shall transfer or cause to be transferred to Genco the full amount of funds due and owing to Genco under the Ameren Money Pool Agreement on November 29, 2013 rather than on the Closing Date.

b.	The parties hereto agree that Section 5.8(c) of the Seller Disclosure Schedule shall be amended and restated in its entirety as follows: “The Ameren Corporation System Amended and Restated Non-Regulated Subsidiary Money Pool Agreement, dated as of January 19, 2012, among Seller and certain of its nonregulated subsidiaries including AERG, AFS, Coffeen, Marketing Company and Genco will be modified at or prior to Closing to remove the Transferred Company’s Subsidiaries as parties (provided that the Surviving Intercompany Accounts shall be treated as provided in Section 5.7 of the Transaction Agreement).”

6.	No Inconsistent Actions. Each party hereto agrees that it shall not, and shall cause its Affiliates not to, take any position on any Tax Return or any financial statement or report filed with the SEC, or otherwise take any other action, inconsistent with the Closing having occurred on December 2, 2013 for all purposes, other than for financial reporting purposes as set forth in Section 1 of this Letter Agreement.

7.	Supplement to the Seller Disclosure Schedule. Each of the parties hereto agrees that the Seller Disclosure Schedule shall be supplemented by the supplemental disclosure schedule delivered to IPH in connection with the execution of this Letter Agreement and attached hereto, and, thereafter, any and all references in the Transaction Agreement or in this Letter Agreement to the Seller Disclosure Schedule shall be deemed to mean the Seller Disclosure Schedule as supplemented by such supplemental disclosure schedule.

8.	Definitions. Section 1.1 of the Transaction Agreement shall be amended to add the following defined terms:

“ComEd Retail Tariff” shall mean Rate RESS—Retail Electric Supplier Service of Commonwealth Edison Company found at https://www.comed.com/Documents/customer-service/rates-pricing/rates-information/current/Ratebook.pdf.

“Dam Permit” shall mean all authorizations granted by the IDNR for the construction, operation and/or maintenance of a dam pursuant to the Illinois Rivers, Lakes and Streams Act, 615 ILCS 5.

“Fifth Third” shall mean The Fifth Third Leasing Company.

“IDNR” shall mean the Illinois Department of Natural Resources, Office of Water Resources or its predecessor.

“IMEA” shall mean the Illinois Municipal Electric Agency.

“IMEA Contract” shall mean the Amended and Restated Electric Power Supply Agreement, dated as of June 21, 2007, between Ameren Energy Marketing Company and IMEA (as modified by the Amendment, dated as of January 12, 2010 and Second Amendment, dated as of July 15, 2011).

“MISO” shall mean the Midcontinent Independent System Operator, Inc. or a successor entity with similar responsibilities.

“MISO Credit Support” shall mean (i) the five million dollar ($5,000,000) guaranty dated February 28, 2013 issued by Seller in favor of MISO, and (ii) $3,200,000 in Cash collateral posted by Seller or a Seller Affiliate to MISO, in each case in connection with transactions between MISO and a MISO Market Participant.

“MISO Market Participants” shall mean each of the Transferred Company and its Subsidiaries which are market participants in MISO prior to or on the Closing Date.

“MISO Tariff” shall mean the Open Access Transmission, Energy and Operating Reserve Markets Tariff, together with all applicable business practice manuals of MISO as the foregoing may be amended, supplemented or otherwise modified from time to time.

“PJM” shall mean the PJM Interconnection, LLC or a successor entity with similar responsibilities.

“PJM Credit Support” shall mean the Cash collateral or other Credit Support posted by Seller or a Seller Affiliate to PJM and accepted by PJM, in each case in connection with the transactions of the PJM Market Participants which occurred prior to the Closing Date.

“PJM Market Participants” shall mean each of the Transferred Company and its Subsidiaries which are market participants in PJM prior to or on the Closing Date.

“PJM Tariff” shall mean the PJM Open Access Transmission Tariff, together with all applicable business practice manuals of PJM as the foregoing may be amended, supplemented or otherwise modified from time to time.

“Railcar Lease” shall mean the Master Equipment Lease Agreement, dated as of October 24, 2005, between Ameren Energy Generating Company and Fifth Third, as amended by the Railcar Lease Amendment.

“Railcar Lease Amendment” shall mean the Waiver and Amendment, dated as of November 30, 2013, to the Railcar Lease.

“Railcar Guaranty” shall mean the Continuing Guaranty dated as of November 30, 2013 between Seller and Fifth Third.

“Released Customer Claims” shall mean any dispute, controversy, suit, action, cause of action, claim, liability, assessment, demand, debt, sum of money, damage, or judgment (whether or not based on any breach by Seller of its representations and warranties under this Agreement) arising out of the Specified Customer Contracts.

“Road Claims/Liabilities” shall mean any dispute, controversy, assertion, suit, action, cause of action, claim, liability, assessment, demand, debt, sum of money, damage, or judgment (whether or not based on Seller’s failure to accurately disclose the Road Claims/Liabilities or any breach by Seller of its representations and warranties under this Agreement) relating to the use of coal combustion materials in the construction, surfacing, repair, maintenance or alteration of any road projects or roads listed on Schedule 11.15 of the Seller Disclosure Schedule.

“Specified Customer Contracts” shall mean the IMEA Contract and the Utility Contracts.

“Specified Customer Guarantee” shall mean the $25,000,000 guarantee dated April 19, 2013 maintained by Seller in favor of IMEA pursuant to Section 19.1 of the IMEA Contract.

“Transferred Companies” shall mean the Transferred Company and its Subsidiaries.

“Utility” shall have the meaning set forth in Section 11.16 of the Schedule Disclosure Schedule.

“Utility Contracts” shall have the meaning set forth in Section 11.16 of the Schedule Disclosure Schedule.

“Utility Liabilities” shall have the meaning set forth in Section 11.16 of the Schedule Disclosure Schedule.

9.	Section 5.4. Section 5.4(b) of the Transaction Agreement shall be amended by replacing “and (v)” with “, (v)”; by inserting “$8,162,390.85” in lieu of “$7,689,000 (or the gross proceeds of the sales described in item (i) on Section 3.7(a) of the Seller Disclosure Schedule to the extent completed at Closing)” in clause (iv); by inserting “$19,000,000” in lieu of “$15,000,000” in clause (v); and by adding the following to the end of the first sentence thereof as follows:

“, and (vi) (A) for the period under the Specified Customer Contracts ending October 31, 2013, Seller shall not be entitled to remove any funds from the Transferred Company and its Subsidiaries that are disputed by IMEA or Utility under the Specified Customer Contracts with respect to such period except to the extent that such disputed and/or escrowed amounts exceed $ 6,288,036.25, in which case, prior to the Closing, Seller can remove amounts in excess thereof, and (B) for the period under the Specified Customer Contracts beginning November 1, 2013 through the Closing, Seller shall not be entitled to remove any funds from the Transferred Company and its Subsidiaries that are disputed and/or escrowed by IMEA or Utility under the Specified Contracts with respect to such period, in the case of each of (A) and (B), whether or not such amounts are released by IMEA or Utility to the Transferred Company and its Subsidiaries or Seller prior to the Closing, and under no circumstances shall such amounts referred to in this clause (vi), whether or not released from escrow, (x) be treated as Cash or otherwise taken into account for purposes of determining the Applicable Amount or the Closing Statement or (y) be included in the Marketing Company Note (it being understood that such amounts are solely for the benefit of the Transferred Company and its Subsidiaries and that neither Seller nor any of its Affiliates (other than the Transferred Company and its Subsidiaries) shall have any right or claim to such amounts).”

10.	Section 5.9. Section 5.9(a) of the Transaction Agreement shall be amended by adding the following at the end thereof:

“Notwithstanding anything to the contrary in this Agreement, Seller shall maintain in effect without amendment all of its obligations in existence as of the Closing under the Specified Customer Guarantee until the earlier to occur of (a) the date on which IPH informs Seller in writing (accompanied by evidence of the release of Seller from IMEA of the Specified Customer Guarantee in a form reasonably acceptable to Seller) that the Specified Customer Guarantee is no longer required (the applicable date in this clause (a), the “Specified Guarantee Termination Date”) or (b) the time and date the Specified Customer Guarantee expires pursuant to the terms of the Specified Customer Guarantee. For the avoidance of doubt, the Specified Customer Guarantee shall not be considered Post-Closing Credit Support under this Agreement. The Marketing Company shall have the right to replace the Specified Customer Guarantee with alternative Performance Assurance (as defined by the IMEA Contract) acceptable to IMEA.

No later than November 30, 2015, Seller, on behalf of the Marketing Company, shall deliver to IMEA cash in an amount (such amount, the “Cash Payment”) equal to the difference, if any, of (A) $25,000,000 minus (B) any amount that Seller has paid to IMEA pursuant to the Specified Customer Guarantee following the Closing, such amount to be delivered by wire transfer of immediately available funds to an account to be specified by IMEA. Upon Seller’s payment of the Cash Payment to IMEA, Seller shall have no rights to the return or other reimbursement of the Cash Payment, and the Cash Payment shall be deemed to be Performance Assurance (as defined by the IMEA Contract) provided to IMEA by the Marketing Company, and Seller shall be deemed to have satisfied all of its obligations to IPH pursuant to this Section 5.9(a) with respect to the Specified Customer Guarantee.

Notwithstanding the foregoing, if the Specified Guarantee Termination Date occurs prior to November 30, 2015, then no later than two Business Day after the Specified Guarantee Termination Date, Seller shall deliver to IPH cash in the amount equal to the Cash Payment, such amount to be delivered by wire transfer of immediately available funds to an account to be specified by IPH. Under no circumstances shall the Cash Payment (x) be treated as Cash or otherwise taken into account for purposes of determining the Applicable Amount or the Closing Statement, (y) be included in the Marketing Company Note or (z) be treated as Post-Closing Credit Support.”

11.	Section 5.9. Section 5.9 of the Transaction Agreement shall be amended by adding Section 5.9(g) to the Transaction Agreement as follows:

“(g) (i) Following the Closing until March 2, 2014, Seller shall maintain in effect without amendment all of its financial obligations under the MISO Credit Support with respect to the Transferred Company and its Subsidiaries, and until March 2, 2014, Seller shall cause the Seller obligations under the MISO Credit Support to include (and the MISO Credit Support shall serve as credit support for) all transactions between the MISO Market Participants and MISO that occurred on and prior to the Closing as well as all transactions between the MISO Market Participants and MISO that occur after Closing (except as provided in Section 5.9(g)(iii)), in each case to the extent the MISO Tariff permits such transactions to be supported by such Credit Support. Seller shall have no obligation to provide Cash collateral to MISO on account of the MISO Market Participants (in the aggregate) in excess of the amount of Cash collateral provided by Seller or one of its Affiliates to MISO for the MISO Market Participants (in the aggregate) as of the Closing. For the avoidance of doubt, after March 2, 2014, Seller shall not be required to maintain in effect its financial obligations under the MISO Credit Support with respect to the Transferred Company and its Subsidiaries.

(ii) Prior to March 2, 2014, IPH shall cause, and provide Seller evidence (in a form reasonably acceptable to Seller) that it has caused, the MISO Market Participants to provide Credit Support to MISO as required by the MISO Tariff for such MISO Market Participants to continue to participate in MISO on and after March 2, 2014 without the MISO Credit Support.

(iii) In the event that a MISO Market Participant elects to participate in an auction of Financial Transmission Rights (FTRs) in MISO after the Closing Date, IPH shall not have a right under this Agreement to include such transactions in the scope of the MISO

Credit Support and shall be responsible for any Credit Support required by MISO in connection with such auction.

(iv) The MISO Credit Support, including any other support provided by Seller pursuant to this Section 5.9(g), shall be deemed to be Post-Closing Credit Support for all purposes under this Agreement and the Cash collateral portion of the MISO Credit Support shall be included in the Marketing Company Note.”

12.	Section 5.9. Section 5.9 of the Transaction Agreement shall be amended by adding Section 5.9(h) to the Transaction Agreement as follows:

“(h)(i) Following the Closing until one (1) Business Day after the calculation of the Peak Market Activity (as defined in the PJM Tariff) for the prior twelve (12) months performed by PJM in October of 2014, Seller shall maintain in effect without amendment all of its financial obligations under the PJM Credit Support in the amount required by PJM from time to time relating to the transactions of the PJM Market Participants with respect to the period prior to the Closing Date and all PJM bills of the PJM Market Participants with respect to any Peak Market Activity of the PJM Market Participants derived from the period prior to the Closing Date. For the avoidance of doubt, if Peak Market Activity calculations result in a requirement for collateral postings in excess of the amount provided by Seller at Closing, and if the requirement for additional collateral postings is caused by the Transferred Company’s and/or its Subsidiaries’ transaction activity after Closing, then IPH shall be responsible for providing any collateral in excess of that provided by Seller. For the avoidance of doubt, after one (1) Business Day after the calculation of the Peak Market Activity (as defined in the PJM Tariff) for the prior twelve (12) months performed by PJM in October of 2014, Seller shall not be required to maintain in effect its financial obligations under the PJM Credit Support.

(ii) After the Closing, Seller may provide PJM a guaranty that is acceptable to PJM as a substitution for the Cash collateral held by PJM as of the Closing with respect to the PJM Market Participants. If PJM accepts the guaranty as a substitution for such Cash collateral, promptly after receipt of notice of such permitted substitution, IPH shall cause the applicable PJM Market Participants to request the return of such Cash collateral from PJM and shall return such Cash collateral to Seller within one (1) Business Day of receipt of such Cash.

(iii) On the Business Day following the calculation of the Peak Market Activity for the prior twelve (12) months performed by PJM in October of 2014, IPH shall cause the applicable PJM Market Participants to request the return of the Cash collateral held by PJM relating to the activities of the PJM Market Participants with respect to the period prior to the Closing Date and shall return such Cash collateral to Seller within one (1) Business Day of receipt of such Cash.

(iv) On the Business Day following the calculation of the Peak Market Activity for the prior twelve (12) months performed by PJM in April of 2014, IPH shall cause the applicable PJM Market Participants to request the return of the Cash collateral held by

PJM in excess of the amount required by PJM in connection with the recalculation of the Peak Market Activity of the PJM Market Participants with respect to the period prior to the Closing Date and shall return such Cash collateral to Seller within one (1) Business Day of receipt of such Cash.

(v) Prior to the date of the calculation of the Peak Market Activity for the prior twelve (12) months performed by PJM in October of 2014, IPH shall cause, and provide evidence (in a form reasonably acceptable to Seller) to Seller that it has caused, the PJM Market Participants to provide Credit Support to PJM as required by the PJM Tariff for such PJM Market Participants to continue to participate in PJM on and after such Peak Market Activity calculation date without the PJM Credit Support.

(vi) In the event a PJM Market Participant elects to participate in an auction of Financial Transmission Rights (FTRs) in PJM after the Closing Date, IPH shall not have a right under this Agreement to include such transactions in the scope of the PJM Credit Support and shall be responsible for any Credit Support required by PJM in connection with such auction.

(vii) The PJM Credit Support, including any other support provided by Seller pursuant to this Section 5.9(h), shall be deemed to be Post-Closing Credit Support for all purposes under this Agreement and the Cash collateral portion of the PJM Credit Support shall be included in the Marketing Company Note.”

13.	Section 5.9. Section 5.9 of the Transaction Agreement shall be amended by adding Section 5.9(i) to the Transaction Agreement as follows:

“Following the Closing until February 1, 2014, Seller shall maintain in effect without amendment all of its financial obligations under the ComEd Tariff with respect to the Transferred Company and its Subsidiaries. Any Credit Support provided by Seller pursuant to this Section 5.9(i) shall be deemed to be Post-Closing Credit Support for all purposes under this Agreement. For the avoidance of doubt, after February 1, 2014, Seller shall not be required to maintain in effect its financial obligations under the ComEd Tariff with respect to the Transferred Company and its Subsidiaries.”

14.	Section 5.9. Section 5.9 of the Transaction Agreement shall be amended by adding Section 5.9(j) to the Transaction Agreement as follows:

“IPH agrees that nothing in this Agreement or otherwise shall require Seller or any of its Affiliates to provide any Credit Support to the IDNR after the Closing with respect to any Dam Permit.”

15.	Section 5.17. Section 5.17(b) of the Transaction Agreement shall be amended by deleting the last sentence thereof and inserting in lieu thereof the following:

“As soon as reasonably practicable after the Closing, IPH and Seller shall, and shall cause their respective Affiliates to, enter into one or more easement agreements (or similar agreements), at no cost to Seller and its Affiliates, to be effective from and after the Closing to enable Seller’s Affiliates or Subsidiaries (other than the Transferred Company and its Subsidiaries) to access, operate, reconstruct and maintain for the current use and no other use, equipment owned by such Affiliates or Subsidiaries on the site of locations owned by the Transferred Company or its Subsidiaries, such access, operation, reconstruction and maintenance not to materially interfere with the operations of the Affiliates of IPH; provided that IPH shall, and shall cause its Affiliates to, until such agreements are entered into, allow Seller’s Affiliates or Subsidiaries (other than the Transferred Company and its Subsidiaries) to continue to access, operate, and maintain for the current use and no other use, existing equipment owned by such Affiliates or Subsidiaries on the site of locations owned by the Transferred Company or its Subsidiaries, such access not to materially interfere with the operations of the Affiliates of IPH. Following the Closing, IPH and Seller agree to negotiate in good faith using commercially reasonable efforts to establish appropriate arrangements, to the extent such arrangements are permitted by applicable Law, regarding (x) communication, sewer (including sump pump drainage lines) and electricity services as are currently received by AIC at the facilities owned by the Transferred Company and its Subsidiaries as of the Closing Date and (y) communication, sewer (including sump pump drainage lines) and electricity services as are currently received by the Transferred Company or its Subsidiaries at the facilities owned by Seller and its Subsidiaries as of the Closing Date.”

16.	Section 5.24. Section 5.24(d) of the Transaction Agreement shall be amended by adding the following at the end thereof:

“Subject to the terms and conditions of this Agreement, notwithstanding the two year limitation contained in this Section 5.24(d), the funds released to Medina Valley or its Affiliates from the escrow account established pursuant to the Asset Purchase Agreement, dated as of September 30, 2013, between Medina Valley and Main Line Generation, LLC shall be subject to this Section 5.24(d) as though such funds have been received within two years from the Closing Date.”

17.	Section 5.32. The Transaction Agreement shall be amended by adding Section 5.32 to the Transaction Agreement as follows:

“Certain Customer Disputes.

(a) In the event and for so long as IPH or any of its Affiliates (including, after the Closing, any of the Transferred Companies) is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, dispute or demand involving the Specified Customer Contracts that arises as a result of the execution and performance of this Agreement and the transactions contemplated hereby (the “Specified Customer Disputes”), Seller shall, and shall cause its Subsidiaries and controlled Affiliates (and its and their officers and employees) to, at the reasonable request of IPH, use commercially reasonable efforts to cooperate in such prosecution, contest or defenses, including, without limitation, making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, all at the sole cost and expense of Seller.

(b) IPH agrees that it will not, and that it will cause its Affiliates not to, settle any of the Specified Customer Disputes unless an unconditional release of Seller and its Affiliates is obtained from IMEA or Utility, as the case may be with respect to such Specified Customer Dispute, as a condition to settlement (other than, in the case of IMEA, a release with respect to the Specified Guarantee). For the avoidance of doubt, except as provided in the previous sentence, all decisions with respect to the settlement of the Specified Customer Disputes shall be in the sole discretion of IPH and its Subsidiaries.

(c) Any Utility Liabilities shall be allocated among IPH and Seller as follows: (a) with respect to the first $20,000,000 of Utility Liabilities, IPH and Seller shall each be responsible for 50% of such Utility Liabilities; and (b) after giving effect to the foregoing clause (a), with respect to any additional Utility Liabilities, IPH shall be solely responsible for 100% of such Utility Liabilities. For the avoidance of doubt, in no event shall Seller be responsible for paying or incurring any amount in excess of $10,000,000 of Utility Liabilities. With respect to all Utility Liabilities, IPH shall provide to Seller a reasonably detailed calculation of the Utility Liabilities and reasonable documentation supporting such calculation, including the calculations of any reductions in net present value of the Utility Contracts.”

18.	Section 5.33. The Transaction Agreement shall be amended by adding Section 5.33 to the Transaction Agreement as follows:

“Railcar Guaranty.

(a) Seller shall (i) maintain in full force and effect the Railcar Guarantee in accordance with its terms until December 1, 2015, (ii) comply in all respects with its obligations under the Railcar Guarantee and (iii) not amend or waive, or agree to amend or waive, any provision of the Railcar Guarantee without the prior written consent of IPH. For the avoidance of doubt, after December 1, 2015, Seller shall not be required to maintain in full force and effect the Railcar Guarantee.

(b) In the event that Ameren Energy Generating Company (or any other Affiliate of IPH) pays any fee upon exercise of the November 2015 Early Termination Option (as defined in the Railcar Lease), Seller shall within two (2) Business Days of receiving written notice of such payment remit three million six hundred and seventy six thousand and five hundred and thirteen dollars ($3,676,513) to Ameren Energy Generating Company (or such other Affiliate of IPH) (it being understood that Seller’s obligations under this Section 5.33(b) shall terminate in the event that Ameren Energy Generating Company does not exercise the November 2015 Early Termination Option. For the avoidance of doubt, the references to the Early Termination Option herein shall only apply to the Early Termination Option exercisable in November 2015 and not to the later, 2020 Early Termination Option.”

19.	Section 5.34. The Transaction Agreement shall be amended by adding Section 5.34 to the Transaction Agreement as follows:

“Vehicle/Equipment Title. At and after the Closing, Seller and IPH shall, and IPH shall cause the Transferred Company and its Subsidiaries to, cooperate in all respects in connection with the transfer of the certificate of title to each vehicle or equipment identified in Section 5.34 of the Seller Disclosure Schedule to the corresponding party listed under the column titled “Post-Closing Title Owner” therein. The parties agree to cooperate in all respects with each other in connection with any required filing or submission and in connection with the transfer of any certificate of title for a vehicle or equipment and shall promptly furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing.”

20.	Certain Releases. In consideration of the mutual agreements, provisions, and covenants contained in this Letter Agreement, IPH, on its own behalf and on behalf of the IPH Indemnified Parties, unconditionally and forever agrees not to bring any claims for indemnity or breach under this Letter Agreement or the Transaction Agreement with respect to, and, except as set forth in this Letter Agreement, unconditionally and forever releases and discharges Seller and the Seller Indemnified Parties from,

(x) any and all Road Claims/Liabilities that the IPH Indemnified Parties ever had, now have, or hereafter will have against Seller or any of the Seller Indemnified Parties; and

(y) any and all Released Customer Claims that the IPH Indemnified Parties ever had, now have, or hereafter will have against Seller or any of the Seller Indemnified Parties.

For the avoidance of doubt, nothing herein is intended to release any claims of IPH or the IPH Indemnified Parties for breach under this Letter Agreement or the Transaction Agreement for any failure by Seller or any of Seller’s Affiliates to comply with the provisions of this Letter Agreement and IPH or the IPH Indemnified Parties may pursue remedies under the Transaction Agreement for such breach.

21.	Other. The parties acknowledge and agree that on December 2, 2013, Genco will pay or release the necessary payment to The Bank of New York, as trustee under Genco’s indenture, such amount to be paid or released from the bank account that contains the Genco Retained Cash. For the avoidance of doubt such amount paid or released to such trustee (a) shall be deemed to be included in the Genco Retained Cash as of the Closing for purposes of Section 5.4(b)(iii), even if paid or released prior to the time of Closing, and (b) shall be reflected as a current liability in the Closing Statement.

22.

Effect of Amendment. Except to the extent expressly modified in this Letter Agreement, all of the terms, covenants and other provisions of the Transaction Agreement shall continue to be in full force and effect in accordance with their respective terms. In the event of any conflict or inconsistency between the terms of this

Letter Agreement and the terms of the Transaction Agreement, the terms of this Letter Agreement will control. From and after the date of this Letter Agreement, all references to the Transaction Agreement (whether in the Transaction Agreement, in this Letter Agreement or otherwise) shall refer to the Transaction Agreement as amended by this Letter Agreement. The parties hereto acknowledge and agree that references in the Transaction Agreement to “the date hereof” or “the date of this Agreement” or similar formulations shall mean March 14, 2013. For the avoidance of doubt, except as provided in Section 20 hereof, nothing in this Letter Agreement amends or affects Article 10 of the Transaction Agreement or the rights and obligations of the parties hereto thereunder.

23.	Incorporation by Reference. Sections 11.3, 11.4, 11.7, 11.9, 11.10, 11.11, 11.12 and 11.13 of the Transaction Agreement are incorporated by reference into this Letter Agreement, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such Sections of the Transaction Agreement being deemed a reference to this Letter Agreement.

24.	Effectiveness. This Letter Agreement shall only be effective if the Closing occurs on December 2, 2013, unless otherwise agreed to in writing by the parties.

[Signature pages follow]

The foregoing is acknowledged and agreed as of the date first written above.

AMEREN CORPORATION

By:	/s/ Gregory L. Nelson
Name:	Gregory L. Nelson
Title:	Senior Vice President, General
Counsel and Secretary

Accepted and agreed:

ILLINOIS POWER HOLDINGS, LLC

By:	/s/ Robert C. Flexon
Name:	Robert C. Flexon
Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]